

October 28, 2014

<u>Via E-mail</u>
Mr. Imad Kamel Yassine
Chief Operating Officer, Chief Financial Officer, Secretary, Treasurer and Director
Bioshaft Water Technology, Inc.
111 West Ocean Blvd, 4th Floor
Long Branch, CA 90802

     RE: Bioshaft Water Technology, Inc.
            Item 4.01 Form 8-K
            Filed August 5, 2014
            File No. 0-52393

Dear Mr. Yassine:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Ernest Greene

                    Ernest Greene
                    Staff Accountant